SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August  2003

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 6, 2003

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Announces New Board Member:  Mr. Victor Stobbe

Calgary, Alberta, August 6, 2003 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) is pleased to announce the appointment of Mr. Victor Stobbe to the company’s board of directors.  Mr. Stobbe replaces Mr. Robert S. Boswell who, due to time constraints, did not stand for reelection at the Company’s last Annual Shareholder Meeting.  CE Franklin Ltd., its board and stakeholders are appreciative of the years of contribution Mr. Boswell made to the company and wish him success with all future endeavors.

Mr. Victor Stobbe is the President of American Leduc Petroleums Ltd. and a Director of Trican Well Service where he serves as Chairman of the Audit Committee.  Mr. Stobbe has been a chartered accountant for the past 38 years and was formerly the partner-in-charge of the oil and gas practice at a national firm of chartered accountants.

Mr. Stobbe has been involved in the oil and gas industry for over 20 years as Chief Financial Officer and Chief Executive Officer of a number of Canadian public energy companies.  In addition, he has served as an independent Director and member of the Audit Committee of a number of companies in the energy services sector.

 “CE Franklin is excited to have Victor Stobbe join CE Franklin’s board.  With his many years of experience in our industry, he has a deep and thorough understanding of the business fundamentals.  Mr. Stobbe’s career as an executive and various board appointments has been stellar and we are extremely pleased to welcome him to our Board of Directors,” said Michael West, President and Chief Executive Officer.

About CE Franklin

CE Franklin is one of the largest distributors of thousands of complex products to the Canadian oil and gas exploration, production and refining industry, as well as an important provider of materials to other resource-based industries including oil sands, refineries, petro-chemicals, pulp and paper and mining.  Our energy industry customers drill for, produce, process, pipeline and refine hydrocarbons.  We provide them with a complete range of tubular products and production equipment, including air and gas compressors and artificial lift technology, plus pipe, valves, fittings and maintenance supplies.  We provide complete customer inventory procurement and management services through our 35 locations across Canada.  We are also leveraging our relationship with Wilson Supply in the U.S. in order to provide our customers with an even wider range of products and services.

CE Franklin’s strategy is to increase market share, maximize gross profit margins, rationalize expenses, enhance customer service, improve earnings and create shareholder wealth.  Underpinning the strategy are our eight operating values – integrity; credibility; performance; teamwork; service ethic; trust; responsibility and community.

For Further Information Contact:

Michael West or

Investor Relations

403-531-5600

mwest@cefranklin.com

investor@cefranklin.com

*****